EXHIBIT 17.1

James Hodge
Chairman of the Board of Directors
Bio-Solutions Corp.

Jim,

Please accept my resignation as Chief Executive Officer, Chief Financial Officer, President and Chief Operating Officer of Bio-Solutions Corp. I have decided to pursue other interests. I do absolutely support Bio-Solutions Corp. and believe the Type2Defense product will help many people prevent the onslaught of Type 2 Diabetes.

With Respect,

/s/ Thomas E. Metzger, PhD
Thomas E. Metzger, PhD
July 22, 2014